O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  MREDA@OLSHANLAW.COM

DIRECT DIAL:  212.451.2260

April 6, 2017

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Taubman Centers, Inc.
PREC14A filed on March 24, 2017 (the “Proxy Statement”)
DFAN14A filed March 3, 2017
DFAN14A filed March 2, 2017
Filed by Land & Buildings Capital Growth Fund, LP et al.
File No. 1-11530

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 4, 2017 (the “Staff Letter”) with regard to the above-referenced matters. We have reviewed the Staff Letter with our client, Land & Buildings Capital Growth Fund, LP (together with the other participants in the solicitation, “Land & Buildings”), and provide the following responses on Land & Buildings’ behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement filed on March 24, 2017

General

1.	On the first page of the proxy statement and later throughout the document, you refer to the “members” of Land & Buildings. Where that term is first used, please define or explain it by specifically identifying the individuals and entities to which it refers.

Land & Buildings acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 1 of the Proxy Statement.

2.	We are unable to locate filings for the press releases you issued leading up to this proxy filing and referenced in the Background section. Tell us the exemption from the proxy rules you relied upon to issue these press releases without filing them under Rule 14a-12 and including the participant information required by that Rule. Please advise, or tell us where we can find these filings.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 6, 2017

Land & Buildings acknowledges the Staff’s comment and respectfully advises the Staff that certain press releases referenced in the Background section of the Proxy Statement were not filed with the Commission under Rule 14a-12 because Land & Buildings does not believe that such press releases were required to be filed under Rule 14a-12 (the “Pre-Nomination Press Releases”). Specifically, Rule 14a-12 requires the filing of soliciting materials and that certain information be included in such materials with respect to a “solicitation” made before furnishing shareholders with a proxy statement. The terms “solicit” and “solicitation” include:

(i) Any request for a proxy whether or not accompanied by or included in a form of proxy:

(ii) Any request to execute or not to execute, or to revoke, a proxy; or

(iii) The furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.

Land & Buildings did not file the Pre-Nomination Press Releases because it was not engaged in a solicitation at the time they were issued and such press releases were not intended to serve as soliciting material. Land & Buildings neither mentioned nor requested that shareholders execute or revoke any proxy card in the Pre-Nomination Press Releases nor does Land & Buildings believe such press releases could be reasonably calculated to result in the procurement, withholding or revocation of a proxy from shareholders. Rather, Land & Buildings published these materials in the ordinary course of its investment as a concerned shareholder of the Company.

Importantly, the Pre-Nomination Press Releases were issued prior to Land & Buildings’ nomination of director candidates to the Board at the Annual Meeting. Land & Buildings press release announcing its nomination of Messrs. Litt and Elson on March 2, 2017 was indeed filed with the Commission on Form DFAN14A on March 2, 2017, which included the participant information required under Rule 14a-12.

Reasons for the Solicitation, page 6

3.	You are critical of the way the Company is being run and present multiple metrics by which you believe it is underperforming its peers; however, it is not clear what specific changes your nominees would attempt to make if elected. Please clarify, while noting that they will constitute a minority of the Board and so cannot take any actions without the support of other directors.

Land & Buildings acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 10 of the Proxy Statement.

We are concerned with the Company’s Poor Operating Performance, page 7

4.	In the footnote below the charts on page 7, provide more specific citations to the sources for the figures presented. For example, where you currently cite only “Bloomberg,” provide more specific information such that shareholders reading your proxy statement could access the figures you cite in these materials. In addition, clarify what you mean where you cite yourself as a source for information.

Land & Buildings acknowledges the Staff’s comment and has revised the Proxy Statement to more clearly specify the sources referenced therein and to clarify citing Land & Buildings as a source of certain information. Please see pages 6 and 7 of the Proxy Statement.

April 6, 2017

With respect to citing Land & Buildings as a source of information, for example, Land & Buildings has revised footnote 1 of the Proxy Statement to clarify (i) that it has defined the Company’s peer group as high quality mall peers GGP, Inc. (NYSE: GGP), The Macerich Company (NYSE: MAC) and Simon Property Group Inc. (NYSE: SPG) (“Simon Property”), which are the only U.S. publically traded regional mall companies (in addition to the Company) that primarily own class A, high sales productivity, enclosed regional malls (collectively, “High Quality Peers” or the “High Quality Peer Group”) and (ii) that it selected the High Quality Peers from the Company’s Executive Compensation Peer Group for 2016 as disclosed in the Company’s proxy statement for the Annual Meeting.

In addition, Land & Buildings advises the Staff on a supplemental basis that it believes such High Quality Peer Group is the best set of representative companies to compare the Company’s performance to for the following reasons (i.e. describes why each company was or was not included in the High Quality Peer Group):

•	CBL & Associates Properties, Inc. – owns primarily class B enclosed regional malls.
•	Washington Prime – owns primarily class B enclosed regional malls and open-air shopping centers.
•	Rouse Properties, Inc. – owns primarily class B enclosed regional malls.
•	DDR Corporation – owns primarily open-air shopping centers.
•	Kimco Realty Corporation – owns primarily open-air shopping centers.
•	Simon Property – included in the High Quality Peer Group (i.e. owns primarily class A, high sales productivity, enclosed regional malls).
•	Federal Realty Investment Trust – owns primarily open-air shopping centers.
•	The Macerich Company– included in the High Quality Peer Group (i.e. owns primarily class A, high sales productivity, enclosed regional malls).
•	Tanger Factory Outlet Centers, Inc. – owns primarily factory outlet centers.
•	Forest City Enterprises, Inc. – owns diversified portfolio of apartment, office and retail assets.
•	Pennsylvania Real Estate Investment Trust – owns primarily class B enclosed regional malls.
•	Vornado Realty Trust – owns primarily office and street retail assets.
•	General Growth Properties, Inc.– included in the High Quality Peer Group (i.e. owns primarily class A, high sales productivity, enclosed regional malls).
•	Westfield Group, LLC. – not traded in the U.S. and owns regional malls globally.

In addition, Land & Buildings has more clearly specified the sources for the figures disclosed in the Poor Operating Performance chart of the Proxy Statement, which is discussed in more detail below in Land & Buildings responses to the Staff’s comments 5 and 6.

April 6, 2017

5.	See our last comment above. Supplementally provide copies of the cited materials supporting these figures, as well as additional third-party information sources cited elsewhere in your proxy statement.

Land & Buildings acknowledges the Staff’s comment and has supplementally provided the Staff with (i) copies of certain cited materials, which are attached hereto as Exhibits A - F, (ii) references and/or links to certain cited materials or information, or (iii) excerpts1 from certain cited materials, in each case supporting the figures and other information referenced and/or cited in the Proxy Statement. Please refer to Exhibits A – F attached hereto as well as Land & Buildings’ other responses to the Staff’s comments, which provide references and/or links to, or excerpts from, certain cited materials or other information in the Proxy Statement.

6.	Clarify the statement in the Note on page 7 that the information in the charts presented there “reflect pro rata ownership of assets.” In addition, include a break down indicating where in each chart you included your own estimated numbers because “the Company does not disclose each metric.” For each estimate, briefly describe the underlying assumptions and limitations on the figures presented.

Land & Buildings acknowledges the Staff’s comment and has revised the Proxy Statement to clarify the above-referenced statements. Please see page 7 of the Proxy Statement. In addition, Land & Buildings provides the Staff with the following supplemental support with respect to the information included in the chart on page 7 of the Proxy Statement.

To provide an apples to apples comparison across the Company and the High Quality Peer Group, Land & Buildings used publicly available information to estimate general and administrative costs as a percentage of revenue, net operating income margins and EBITDA margins. For each company, Land & Buildings identified what it believes to be the most comparable figures to arrive at such company’s share of income statement figures, including consolidated figures as well as estimated percentages of unconsolidated figures, to match each respective company’s ownership percentage of its assets. Land & Buildings utilized earnings releases and earnings supplementals that were filed with the Commission on Form 8-K for each figure referenced in the chart for the Company as well as the High Quality Peers. The Company’s figures were then compared to a straight average of its three High Quality Peers. The data for each High Quality Peer is shown in the following table.

1 Due to the confidentiality requirements of certain third party providers, including Bloomberg and Institutional Shareholder Services, Inc., excerpts have been provided in lieu of providing the entire report or document, as applicable, in certain circumstances.

April 6, 2017

Land & Buildings’ analysis is subject to the following limitations: (i) each company does not disclose operating results using the same line items, (ii) company disclosure of unconsolidated assets varies by company and (iii) not all companies provide net operating income and EBITDA, in which case Land & Buildings has estimated such figures.

To assist in the Staff’s review of Land & Buildings’ analysis, below please find an example of Land & Buildings’ calculation for the High Quality Peer, The Macerich Company (“Macerich”), for the 12 months ended 12/31/16, which such calculation was undertaken by Land & Buildings for each company during each year referenced in the chart. In connection with the calculation below, Land & Buildings analyzed Macerich’s performance by reviewing its Form 8-K filed with the Commission on February 7, 2017, the appropriate sections of which are reproduced below from Macerich’s consolidated income statement and pro rata financial information.

April 6, 2017

Calculations for the figures are as follows:

•	Revenue (in 000’s): $1,041,271 (consolidated total revenues for 12 months ended 12/31/16) minus $55,277 (reduce for non-controlling interests of consolidated joint ventures revenues for 12 months ended 12/31/16) plus $474,262 (company’s share of unconsolidated joint venture revenues for 12 months ended 12/31/16) = $1,460,256.

April 6, 2017

•	General and administrative expense (in 000’s): $28,217 (from consolidated income statement for 12 months ended 12/31/16).
•	Net operating income (in 000’s): Revenues from above ($1,460,256) minus $307,623 (consolidated shopping center and operating expenses for 12 months ended 12/31/16) plus $15,843 (reduce for non-controlling interests of consolidated joint ventures shopping center and operating expenses for 12 months ended 12/31/16) minus $140,286 (company’s share of unconsolidated joint venture shopping center and operating expenses for 12 months ended 12/31/16) = $1,028,190.
•	EBITDA (in 000’s): Net operating income from above ($1,028,190) minus general and administrative expense from above minus $98,323 (consolidated management companies’ operating expenses for 12 months ended 12/31/16) = $901,650.
•	General and administrative expense as of % of revenue: General and administrative expense from above ($28,217) divided by Revenues from above ($1,460,256) = 1.9%.
•	Net operating income margin: Net operating income from above ($1,028,190) divided by Revenues from above ($1,460,256) = 70.4%.
•	EBITDA margin: EBITDA from above ($901,650) divided by Revenues from above ($1,460,256) = 61.7%.

We are Concerned with the Board’s Poor Capital Allocation Decisions, page 8

7.	See our comments above. Supplementally provide support (by specific citation to periodic filings or through materials submitted for our review) for the factual assertions made here and throughout the proxy statement.

Land & Buildings acknowledges the Staff’s comment and provides the following supplemental support for the factual assertions in the Proxy Statement. The information supporting each of the following factual assertions is as follows:

A.	In 2005, the Company opened an office in Asia and twelve years later the Asian experiment has, in our view, been underwhelming with unproven projects that we believe to be largely outside of the Company’s core competency.
•	Regarding 2005 Asia formation - Form 10-K filed by the Company on February 27, 2007: “In April 2005, we formed Taubman Asia, which is the platform for our expansion into the Asia-Pacific region.” Available at https://www.sec.gov/Archives/edgar/data/890319/000089031907000006/0000890319-07-000006-index.htm.
•	Regarding Asia outside of core luxury competency – Conference call transcript obtained from Bloomberg, dated September 17, 2015, in which the Company’s Chairman, President and CEO, Bobby Taubman, stated: “Well, the moderate income to upper middle income customer really is the focus of our centers. These have not been luxury based centers, both in Xi'an as well as Zhengzhou.”

April 6, 2017

•	The Company’s December 2016 presentation, a copy of which is attached hereto as Exhibit F, that was posted on the Company’s website highlighting high end focus of Taubman’s portfolio: “Taubman’s “A” quality portfolio complements retailer's omni-channel strategy by positioning their brand among high-end, productive retailers in the best markets.”
B.	In 2012, the Company embarked on the development of the Mall of San Juan, where cost was 35% above the initial budget at an excessive cost, in our view, of nearly $900 per square foot, yields fell woefully short of the target and the project opened six months late.
•	Form 8-K filed by the Company on April 26, 2012, which disclosed the project as having an expected cost of $405 million, an 8-8.5% development yield and a Fall 2014 opening date. Available at https://www.sec.gov/Archives/edgar/data/890319/000144530512001213/0001445305-12-001213-index.htm.
•	Form 8-K filed by the Company on April 29, 2015, which disclosed an expected 6% initial yield and a March 2015 opening date. Available at https://www.sec.gov/Archives/edgar/data/890319/000089031915000099/0000890319-15-000099-index.htm
•	Earnings call transcript obtained from Bloomberg, dated February 11, 2016, in which Bobby Taubman stated: “So we now believe that we'll be closer to 2.5% yield on that higher cost over the course of 2016.”
•	Form 10-K filed by the Company on February 23, 2017, which disclosed 627,000 square feet and $550.6 million total cost with respect to the project. Available at https://www.sec.gov/Archives/edgar/data/890319/000089031917000037/0000890319-17-000037-index.htm
C.	In 2012, the Company’s foray in outlet development with Taubman Prestige Outlets Chesterfield near St. Louis, despite a formidable competitor, has been disappointing, with development costs of $430 per square foot, approximately 80% higher than its competitor, and a “modest” yield that fell well short of the Company’s initial expectations and the yield achieved by its competitor.
•	Form 8-K filed by the Company on April 26, 2012, which disclosed the project and an 8-8.5% expected development yield. Available at https://www.sec.gov/Archives/edgar/data/890319/000000000012021446/0000000000-12-021446-index.htm.
•	Form 8-K filed by the Company on July 25, 2013, stating: “Due to competitive pressures in the market, the return is expected to be modest in 2014” and disclosing an expected $130 million cost. Available at https://www.sec.gov/Archives/edgar/data/890319/000089031913000133/0000890319-13-000133-index.htm.
•	Form10-K filed by the Company on February 23, 2017, which disclosed 302,000 square feet. Available at https://www.sec.gov/Archives/edgar/data/890319/000089031917000037/0000890319-17-000037-index.htm

April 6, 2017

•	Form 10-Q filed by Simon Property on August 7, 2013, which disclosed an aggregate cost of $83 million for the project: “On July 11, 2012 we began construction on St. Louis Premium Outlets, a 350,000 square foot project located in Chesterfield, Missouri. We own a 60% noncontrolling interest in this project, which is a joint venture with Woodmont Outlets. This new center is 100% leased and is expected to open in August of this year. Our estimated share of the cost of this project is $50.0 million.” Available at https://www.sec.gov/Archives/edgar/data/1063761/000104746913008154/0001047469-13-008154-index.htm.
•	Simon Property earnings transcript obtained from Bloomberg, dated April 26, 2013, in which David Simon stated: “Well the – look, our yields in the outlet business continue to be attractive. These will be double digit yields, unquestionably, and Chandler will be probably north of 10%; St. Louis will be at or above 10%. And in addition, as many probably know, we're looking at Phase 2 now. And obviously, as we bring that on line in St. Louis, we will – the yields will go up. But they're both north of 10%. They are both north of 10%.”
D.	In 2013, the Company’s Hawaii development International Market Place cost 25% more than its initial budgets, the project opened late and the Company lowered its yield expectations.
•	Form 8-K filed by the Company on October 24, 2013, which disclosed the project as having an expected cost of $400 million, an 8-8.5% development yield and a Spring 2016 opening date. Available at https://www.sec.gov/Archives/edgar/data/890319/000089031913000159/0000890319-13-000159-index.htm
•	Form 8-K filed by the Company on July 28, 2016, which disclosed an expected cost of $500 million, a 7% development yield and an August 2016 opening date. Available at https://www.sec.gov/Archives/edgar/data/890319/000089031916000306/0000890319-16-000306-index.htm
E.	In 2016, the Company acknowledged that Beverly Center, one of its crown jewels, had fallen behind peers and now requires a $500 million investment that we believe will generate little to no return and add effectively no new space to lease while the Company’s competitor’s asset is thriving and investment spending is expected to generate attractive returns.
•	The Company’s earnings transcript obtained from Bloomberg, dated May 3, 2016, in which Bobby Taubman stated: “In early March, we announced our plans for Beverly Center in Los Angeles. Over the next two-and-a-half years, this center will go through a comprehensive $500 million re-imagination …we have said that we do think that the NOI at the center would decline without this investment. And we are expecting that, by the time we get to stabilization in 2020, we're expecting NOI to be higher than it is today. Exactly how much higher, it remains to be seen… Century City put a lot of money into their asset and we started losing market share…it [Beverly Center] it is being challenged by what's happening with our competitor.”
•	Westfield earnings transcript obtained from Bloomberg, dated August 23, 2016, in which Steven Lowy stated: “At Century City, the project's increased from approximately$800 million to $950 million due to design and construction variations as well as expansion of scope to facilitate additional income streams. Importantly, project leasing is ahead of our forecast and we expect to maintain our overall forecast yield range of approximately 7.5% to 8%.”

April 6, 2017

With respect to Land & Buildings’ governance concerns outlined in the Proxy Statement, Land & Buildings respectfully refers the Staff to the Company’s Charter attached hereto as Exhibit B, Bylaws attached hereto as Exhibit C, latest Form 10-K attached hereto as Exhibit D and 2016 proxy statement attached hereto as Exhibit E, all of which provide support for the governance issues highlighted by Land & Buildings in the Proxy Statement.

In addition, below are excerpts from the ISS reports referenced in the Proxy Statement:

2016 ISS Report

“According to the proxy statement, the Audit Committee oversees the company's significant financial risk exposures, accounting and financial reporting, disclosure control and internal control processes, the internal audit function, and the legal, regulatory and ethical compliance functions. The company has a classified board, and only three members are standing for reelection at this year's meeting. Accordingly withhold votes are warranted for audit committee members Jerome Chazen and Ronald Tysoe due to the board's failure to establish a policy to mitigate or prevent the risks caused by share pledging.”

2009 ISS Report

“Majority-Supported Shareholder Proposal

At the company’s 2008 and 2007 annual meetings, shareholder proposals to declassify the company’s board received 54.18 percent support and 55.6 percent support, respectively.”

Note that RMG defines majority support as the number of FOR votes exceeding the AGAINST votes submitted for a proposal, with no regard to the abstentions and broker non-votes. This approach is consistent with the method recommended by the Securities and Exchange Commission for counting votes under Rule 14a-8(i)(12) to determine a proposal’s eligibility for resubmission.”

Also note that in the Vote Results Section on previous pages, the table represents the "Base" that the company uses in determining whether or not a proposal is approved by shareholders.”

Although this shareholder proposal received majority support (as defined by RMG) from the company's shareholders at the last two consecutive annual meetings, the board has yet to implement the proposal in accordance with the desires of shareholders. RMG believes that effective corporate governance depends upon the board being accountable to shareholders. Such failure or unwillingness to respond to the desires of shareholders warrants withholding votes from directors.

Therefore, RMG recommends that shareholders WITHHOLD votes from all director nominees for failure to implement a majority (as defined by RMG) supported shareholder proposal.”

The Company’s Form 8-Ks disclosing the voting results of the declassification proposal are available at the following links:

- 2007 Annual Meeting

https://www.sec.gov/Archives/edgar/data/890319/000089031907000010/form8k051107.htm

April 6, 2017

- 2008 Annual Meeting

https://www.sec.gov/Archives/edgar/data/890319/000089031908000010/form8k060308.htm

Land & Buildings respectfully refers the Staff to its response to the Staff’s comment 9 below regarding the Green Street report, which is attached hereto as Exhibit A.

8.	Identify the “large scale mall development” referenced in the second to last paragraph in this section on page 8 and explain the basis for your belief that the Board appears poised to “green light” this project this year or next.

Land & Buildings acknowledges the Staff’s comment and advises the Staff that the “large scale mall development” referenced in the Proxy Statement refers to a new project in Korea. Land & Buildings has revised the Proxy Statement to clarify that this project is based in Korea. Please see page 8 of the Proxy Statement.

In addition, Land & Buildings provides the Staff with the following supplemental support for its belief that the Board appears poised to “green light” this project later this year or next.

•	The Company’s earnings transcript obtained from Bloomberg, dated November 11, 2016, in which Bobby Taubman stated: “With the exception of a possible new project in Korea in the second half of 2017, we do not have any plans to begin construction on new ground-up development.”

We Are Concerned with the Company’s Poor Corporate Governance, page 8

9.	Describe the context (i.e., by identifying the periodical or other source) in which Green Street Advisors has given the Company the worst governance rating among all REITs, including a relevant date.

Land & Buildings acknowledges the Staff’s comment and has supplementally provided the Staff with Green Street’s analysis, which is attached hereto as Exhibit A, that Land & Buildings obtained from Green Street’s website on April 4, 2017, demonstrating that, among all of the REITs referenced therein, Green Street has issued the Company the lowest governance score (on a scale of 0 to 100 with 100 being the best governance score). Green Street’s report lists the specific factors assessed by Green Street in making its determination, which includes factors relevant to Board composition, anti-takeover weapons and potential conflicts of interest.

* * * * *

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Meagan M. Reda

Meagan M. Reda

cc:	Jonathan Litt Land & Buildings